Exhibit (a)(5)(G)

LookSmart Announces Final Results of Tender Offer for its Common Stock

SAN FRANCISCO, California, February 21, 2008 — LookSmart, Ltd. (NASDAQ: LOOK) today announced the final results of its modified “Dutch auction” tender offer for up to 4,825,000 shares of its common stock (including the associated preferred share purchase rights), which expired at 5:00 p.m., New York City time, on February 13, 2008.

Based on a final count by the depositary for the tender offer, a total of approximately 8.4 million shares of common stock (including shares tendered by notice of guaranteed delivery and the associated preferred share purchase rights) were properly tendered and not withdrawn at prices within the stated range for the tender offer of $3.40 to $4.15 per share. The Company has accepted for purchase and will promptly pay $3.40 per share for 4,825,000 of these shares, for a total cost of $16,405,000. In addition, pursuant to its reserved rights to purchase under the tender offer an additional number of shares not to exceed 2% of its outstanding shares, the Company accepted for purchase and will promptly pay $3.40 per share for an additional 326,504 of these shares, bringing the total aggregate cost of the tender offer to $17,515,114, and as a result there was no proration.

The common stock accepted for purchase represents approximately 22.5% of LookSmart’s 22,927,606 common stock issued and outstanding as of February 13, 2008. As a result of the completion of the tender offer, immediately following payment for the tendered common stock, LookSmart expects that approximately 17,800,000 shares of common stock (including the associated preferred share purchase rights) will be issued and outstanding.

Craig-Hallum acted as the dealer manager and MacKenzie Partners, Inc. acted as the information agent for the tender offer. The depositary is Mellon Investor Services LLC.

“Enhancing shareholder value remains an ongoing priority for LookSmart,” commented Ted West, President and Chief Executive Officer. “As such, we are continuing to evaluate opportunities that utilize our strong cash balance to best create value for our shareholders, including an open market stock repurchase program. We remain focused on executing on LookSmart’s long term strategic plan in open, online search advertising networks to position LookSmart for strong growth, profitability, and shareholder value creation.”

About LookSmart

LookSmart is an online advertising and technology solutions company that provides performance solutions for online advertisers and publishers. LookSmart offers advertisers targeted, pay-per-click (PPC) search advertising, contextual search advertising, and display banner advertising via its Advertiser Networks; and an Ad Center platform for customizable private-label advertiser solutions for online publishers. LookSmart is based in San Francisco, California. For more information, visit www.looksmart.com or call 415-348-7500.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the results of the tender offer. These statements are not guarantees of future results. Additional cautionary statements regarding risk factors that could have an effect on the future performance of LookSmart are contained in its filings with the SEC, including its Annual Report on Form 10-K. The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, LookSmart undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

NOTE: “LookSmart” is a trademark of LookSmart, Ltd., and/or its subsidiaries in the U.S. and other countries. All other trademarks mentioned are the property of their respective owners.

SOURCE: LookSmart, Ltd.

LookSmart, Ltd.

Ted West, Chief Executive Officer and President

415-348-7500

twest@looksmart.net

ICR, Inc.

Laura Foster

310-954-1100

laura.foster@icrinc.com